Thomas N. Hund Executive Vice President And Chief Financial Officer	Burlington Northern Santa Fe, LLC P. O. Box 961073 Fort Worth, Texas 76161 2500 Lou Menk Drive Fort Worth, Texas 76131-2828 817-352-4800 817-352-4808 Fax thomas.hund@bnsf.com
Mr. David R. Humphrey
Branch Chief
U.S. Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549
April 26, 2010

Re:	Burlington Northern Santa Fe, LLC File No. 001-11535, and BNSF Railway Company File No. 001-06324 Forms 10-K for the year ended December 31, 2009
Dear Mr. Humphrey:
This letter is in response to the comment letter, dated April 13, 2010, addressed to me regarding the comments of the Staff of the Securities and Exchange Commission with respect to the Form 10-K filings of Burlington Northern Santa Fe, LLC and BNSF Railway Company (the “Company”).
For the convenience of the Commission Staff, we reproduce the text of each numbered paragraph in the comment letter and follow with our responses.
We respectfully submit the following information and comments with respect to each comment contained in the comment letter.
Form 10-K for the Year Ended December 31, 2009
Note 2 — Significant Accounting Policies
Property and Equipment, Net, page 43
1.	We note from your disclosure here that you self-construct portions of your track structure and rebuild certain classes of rolling stock, and that your policy is to capitalize expenditures that significantly increase asset values or extend useful lives. Please supplementally tell us whether you capitalize the cost of certain repair and maintenance activities such as rail grinding, shoulder ballast cleaning, etc. As these activities typically recur at intervals shorter than the life of the underlying asset, allow the underlying assets to reach their currently estimated useful lives (rather than extend lives beyond current estimates), and restore the condition of the underlying assets (rather than enhance them beyond their condition when originally acquired), we believe expensing as incurred may be the preferable method of accounting for short-lived repairs and maintenance costs, such as rail grinding and other similar costs. While we would not object to your capitalization of such costs provided that: (a) their useful life, as represented by the period between performance, is reflected in the depreciation rates used; (b) to the extent such costs are grouped and depreciated with the associated underlying asset, the composite rate is reflective of the shorter life of the maintenance activity (on a weighted-average basis); and (c) to the extent such costs are separately tracked and accounted for, the life of such costs is based on the period between performance (on average), we encourage you to consider expensing such costs as incurred. Please advise us as to your planned future accounting. To the extent that you capitalize such costs, please disclose the basis for capitalization, the types of costs capitalized, the periods over which such costs are depreciated, the typical amount of time between the incurrence of such costs, the asset class in which such costs are capitalized within property and equipment, and the amounts capitalized in each period presented.

Our railroad operations are highly capital intensive and our large base of homogenous, network-type assets turns over on a continuous basis. Each year we develop a capital program for the replacement of assets and for the acquisition or construction of assets that enable us to enhance the efficiency of operations, gain strategic benefit or provide new service offerings to customers. Assets purchased or constructed throughout the year are capitalized if they meet applicable minimum units of property criteria.
Normal repairs and maintenance are charged to operating expense as incurred, while costs incurred that extend the useful life of an asset, improve the safety of our operations, or improve operating efficiency are capitalized. The following is a discussion of the specific items included in your comment above.
Rail Grinding:
Rail grinding is a process that involves the mechanized removal of imperfections from the head of rail that tend to increase the rail wear. Rail grinding is performed on new rail prior to being placed into service in order to achieve the optimal rail profile of matching an average rail wheel. Additionally, rail grinding is performed at periodic intervals on rail already in service for the purpose of removing imperfections and restoring the rail to its optimal profile. Rail grinding is not performed at set intervals; the frequency depends on factors such as, but not limited to, the tonnage of traffic traveling over the rail and the curvature of the rail. Both the initial rail grinding performed on new rail as well as subsequent applications result in an increase to the useful life of rail. The publications shown in Appendix A to Union Pacific Corporation’s January 11, 2010 response letter to the Commission, provide support that a program of continuous rail grinding significantly extends the life of rail and that finding is consistent with BNSF’s experience. BNSF’s former policy was to capitalize rail grinding as the process significantly increases rail service life as well as overall operating efficiency.
Capitalization of rail grinding is supported by FAS Statements of Concepts 6, “Elements of Financial Statements” (CON 6), which states that an asset has three essential characteristics:
•	Embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows.
•	A particular entity can obtain the benefit and control others’ access to it, and
•	The transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred
Another piece of guidance that supports capitalization of rail grinding is EITF Issue No. 90-8, “Capitalization of Costs to Treat Environmental Contamination.” According to the EITF, costs may be capitalized if they extend the life, increase the capacity, or improve the safety or efficiency of property owned by the Company. The rail shape post-grinding improves the rail’s condition compared with its condition when originally acquired. This is analogous to the example of application of rust prevention chemicals found in EITF 90-8. Rail grinding provides benefit beyond the purchased life of the rail. In addition to extending the life of the rail, it also provides safety and operating efficiency which is not achievable without grinding. Rail grinding also improves safety results by reducing derailments due to uneven rail wear, rail fatigue or cracks. Such safety improvements increase our efficiency by allowing us to run higher speed trains thus increasing network capacity and lowering the number of locomotives, freight cars and train crew employees.
Despite the aforementioned accounting guidance supporting capitalization of rail grinding, the Company acknowledges the fact that the direct expense method is preferable as it eliminates subjectivity in determining the period of benefit associated with rail grinding. Upon the merger of Burlington Northern Santa Fe Corporation with and into a subsidiary of Berkshire Hathaway Inc. on February 12, 2010, the successor company, Burlington Northern Santa Fe, LLC (BNSF), adopted a policy to expense rail grinding as incurred. All amounts which were capitalized by the predecessor company were adjusted to fair value upon the merger in accordance with Accounting Standards Codification (ASC) Topic 805, Business Combinations. We plan to disclose this new accounting policy in the footnotes to our First Quarter 2010 Form 10-Q. A preliminary draft of our proposed disclosure is as follows:

New Accounting Policies Adopted Upon Merger
Upon the Merger discussed in Note 2, BNSF adopted the direct expense method of accounting for rail grinding costs, under which the Company expenses rail grinding costs as incurred.
Shoulder Ballast Cleaning:
The term “cleaning” in shoulder ballast cleaning is a misnomer; the process is really the replacement of the ballast which comprises the shoulder of the road bed and which has become contaminated with silt, mud and other matter; has deteriorated, has become buried in the grading substructure, or has shifted off the track. The process results in improved drainage which helps reduce tie wear associated with high moisture while providing a more stable road bed. Because shoulder ballast cleaning causes a new asset (ballast) to be installed and an old asset to be retired, BNSF capitalizes the cost of shoulder ballast cleaning.
Ballast is a separate asset class and meets the GAAP definition of an asset. As mentioned above with regard to rail grinding, CON 6 states that the common characteristic possessed by all assets (economic resources) is “service potential” or “future economic benefit,” and the scarce capacity to provide services or benefits to the entities that use them. In a business enterprise, that service potential or future economic benefit eventually results in net cash inflows to the enterprise. Ballast is critical to the Company’s revenue generating stream and our ballast assets have relatively long lives.
When ballast is installed as part of this process, it represents a new asset and not the improvement of an existing asset. As such, shoulder ballast cleaning would not be considered repair and maintenance of the track structure because new ballast is installed during the shoulder cleaning. Additionally, the Surface Transportation Board (STB) requires capitalization of ballast as a separate track component if it meets the units of property approved by the STB which is consistent with U.S. GAAP. The ballast is depreciated over 25 to 43 years, the estimated average life of ballast supported by our depreciation studies. When a ballast project meets our minimum unit of property requirements and, therefore, qualifies for capitalization, the new ballast is capitalized and consequently ballast is retired from our gross property and accumulated depreciation balances.
Critical Accounting Estimates, Depreciation page 31
Note 2 — Significant Accounting Policies, Property and Equipment, Net, page 43
Note 7 — Property and Equipment, Net page 55
2.	In your response, please clarify the roles the STB and STB-mandated studies play in determining your depreciation policies under U.S. GAAP. Specifically address whether you are required to implement findings under STB studies with regard to depreciable lives. Given the importance of property and equipment to the operations of your railroad and the complexities generally involved in accounting for property and equipment, we believe clear and transparent disclosure about how you account for these assets is important to investors. Following are additional disclosures that should be included in the significant accounting policies described in the notes to your financial statement or in the critical accounting estimates portion of your Management’s Discussion and Analysis of Financial Condition and Results of Operations, as appropriate.
Determination of estimated service lives
•	The major assumptions used in performing your depreciation studies, including major differences, if any, between assumptions used in determining depreciable lives for purposes of the STB-mandated studies and U.S. GAAP changes;
•	If known, key factors reasonably likely to cause significant changes in estimated service lives.
Please note that since becoming a wholly owned subsidiary of Berkshire Hathaway Inc. on February 12, 2010, the Company meets the conditions set forth in the General Instruction (I)(1)(a) and (b) and as such plans to file future Forms 10-K with the reduced disclosure format which does not include a Critical Accounting Estimates section. We intend to provide the additional disclosure in Note 2 — Significant Accounting, Property and Equipment, Net in future Form 10-K filings. For the convenience of Commission staff, a proposed draft of the Significant Accounting Policies, Property and Equipment, Net is shown in its entirety and marked for changes as Appendix A.

The Company is required to submit its depreciation studies to the STB for their approval as well as implement the findings of such studies. Generally, studies are performed every three years for equipment property and every six years for track structure and other roadway property. These detailed studies form the basis for our depreciation methods used in accordance with U.S. GAAP. There are no differences between assumptions used in determining average service lives between STB reporting and U.S. GAAP.
We note your comment and as outlined in Appendix A, we propose including the following additional disclosure in the Significant Accounting Policies, Property and Equipment, Net section:
Depreciation studies take into account the following factors:
•	Statistical analysis of historical patterns of use and retirements of each of our asset classes;
•	Evaluation of any expected changes in current operations and the outlook for continued use of the assets;
•	Evaluation of technological advances and changes to maintenance practices; and
•	Expected salvage to be received upon retirement.
Currently, we are not aware of any specific factors that would cause significant changes in average useful service lives.
Accounting for retirement or replacement of depreciable property
•	How you distinguish between normal and abnormal retirements;
•	The method of estimating the historical cost of retired or replaced property and why estimates are used in place of actual historical costs (e.g., impracticality of tracking individual assets);
•	The types of assumptions involved in your historical cost estimates. For example, if estimates of historical cost are based on a deflation of current replacement costs, disclose that the source of inflation factors, why such inflation factors are appropriate, and that the assumptions include the age of retired assets;
•	Quantification of the amounts of gains and losses recognized in earnings and charged to accumulated depreciation due to abnormal and normal replacement or retirements, respectively.
We note your comment and as outlined in Appendix A, we propose including the following additional disclosure in the Significant Accounting Policies, Property and Equipment, Net section:
Property and Equipment, Net — Under group depreciation, the historical cost net of salvage of depreciable property that is retired or replaced in the ordinary course of business is charged to accumulated depreciation and no gain or loss is recognized. This historical cost of certain assets is estimated as it is impracticable to track individual, homogenous network-type assets. Historical costs are estimated by deflating current costs using (i) the Producer Price Index (PPI) and (ii) the estimated useful life of the assets as determined by our depreciation studies. The PPI was selected because it closely correlates with the major costs of the items comprising the asset classes. Because of the number of estimates inherent in the depreciation and retirement processes and because it is impossible to precisely estimate each of these variables until a group of property is completely retired, we continually monitor the estimated service lives of our assets and the accumulated depreciation associated with each asset class to ensure our depreciation rates are appropriate.
For retirements of depreciable asset classes that do not occur in the normal course of business, a gain or loss may be recognized in operating expense if the retirement meets each of the following conditions: (i) is unusual, (ii) is material in amount, and (iii) varies significantly from the retirement profile identified through our depreciation studies. During the three fiscal years presented, no (material) gains or losses were recognized due to the retirement of depreciable assets.

Accounting for maintenance-related activities
•	Quantification of maintenance costs expensed as incurred;
•	To the extent costs are not expensed as incurred, disclose the basis for capitalization, the types of costs capitalized, the periods over which such costs are depreciated, the typical amount of time between the incurrence of such costs, the asset class in which such costs are capitalized within property and equipment, and quantification of amounts capitalized in each period presented.
The period over which capitalized costs are depreciated is dependent upon the asset’s classification and the results of the periodic depreciation studies mentioned above. Depreciation rates for our various asset classes are disclosed in Form 10-K, Note 7, Property and Equipment, Net.
We note your comment and as outlined in Appendix A, we propose including the following additional disclosure in the Significant Accounting Policies, Property and Equipment, Net section:
Property and Equipment, Net — Our railroad operations are highly capital intensive and our large base of homogenous, network-type assets turns over on a continuous basis. Each year we develop a capital program for the replacement of assets and for the acquisition or construction of assets that enable us to enhance the efficiency of operations, gain strategic benefit or provide new service offerings to customers. Assets purchased or constructed throughout the year are capitalized if they meet applicable minimum units of property criteria.
Normal repairs and maintenance are charged to operating expense as incurred, while costs incurred that extend the useful life of an asset, improve the safety of our operations, or improve operating efficiency are capitalized.
Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or at the fair value of the leased asset at the inception of the lease. Amortization expense is computed using the straight-line method over the shorter of the estimated useful lives of the asset or the period of the related lease.
Determination of costs capitalized as property and equipment
•	To the extent assets are self-constructed and such work is performed by company employees, disclose the types and nature of costs capitalized, such as direct costs, indirect costs, or overhead, as well as how such costs are distinguished from the costs of removal and deconstruction of replaced assets;
•	The basis for attributing these costs to capitalized depreciable property;
•	How such costs are measured.
We note your comment and as outlined in Appendix A, we propose including the following additional disclosure in the Significant Accounting Policies, Property and Equipment, Net section:
Property and Equipment, Net — When the Company purchases an asset, all costs necessary to make the asset ready for its intended use are capitalized. The Company self-constructs portions of its track structure and rebuilds certain classes of rolling stock. Expenditures that significantly increase asset values or extend useful lives are capitalized. In addition to direct labor and material, certain indirect costs such as materials, small tools and project supervision are capitalized. Annually, a study is performed for the purpose of identifying indirect costs that clearly relate to capital projects. Costs related to the removal and deconstruction of replaced assets are not included in such studies. From those studies, an overhead application rate is developed. Indirect projects costs are then allocated to capital projects using this overhead application rate.

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As requested in your April 13, 2010 comment letter, I acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing, please feel free to contact me at 817-352-4800 or Julie Piggott, Vice President Planning & Studies and Controller at 817-352-4830. You may contact either of us by facsimile at 817-352-4808.

Sincerely,
/s/ Thomas N. Hund
Thomas N. Hund Executive Vice President and Chief Financial Officer

Cc:	Amy Geddes (SEC) Matt Rose (BNSF) Roger Nober (BNSF) Julie Piggott (BNSF)

Appendix A
Property and Equipment, Net
Our railroad operations are highly capital intensive and our large base of homogenous, network-type assets turns over on a continuous basis. Each year we develop a capital program for the replacement of assets and for the acquisition or construction of assets that enable us to enhance the efficiency of operations, gain strategic benefit or provide new service offerings to customers. Assets purchased or constructed throughout the year are capitalized if they meet applicable minimum units of property criteria.
Normal repairs and maintenance are charged to operating expense as incurred, while costs incurred that extend the useful life of an asset, improve the safety of our operations, or improve operating efficiency are capitalized.
Property and equipment are stated at cost and are depreciated and amortized on a straight-line basis over their estimated useful lives. The Company uses the group method of depreciation in which a single depreciation rate is applied to the gross investment in a particular class of property, despite differences in the service life or salvage value of individual property units within the same class. The Company conducts studies of depreciation rates and the required accumulated depreciation balance as required by the Surface Transportation Board (STB), which is generally every three years for equipment property and every six years for track structure and other roadway property. ~~Changes in the estimated service lives of the assets and their related depreciation rates are implemented prospectively~~.~~, and the difference between the calculated accumulated depreciation and the amount recorded is amortized over the average remaining service lives of the assets. Upon normal sale or retirement of certain depreciable railroad property, cost less net salvage value is charged to accumulated depreciation, and no gain or loss is recognized.~~
Depreciation studies take into account the following factors:
•	Statistical analysis of historical patterns of use and retirements of each of our asset classes;
•	Evaluation of any expected changes in current operations and the outlook for continued use of the assets;
•	Evaluation of technological advances and changes to maintenance practices; and
•	Expected salvage to be received upon retirement.
Changes in the estimated service lives of the assets and their related depreciation rates are implemented prospectively. Currently, we are not aware of any specific factors that would cause significant changes in average useful service lives.
Under group depreciation, the historical cost net of salvage of depreciable property that is retired or replaced in the ordinary course of business is charged to accumulated depreciation and no gain or loss is recognized. This historical cost of certain assets is estimated as it is impracticable to track individual, homogenous network-type assets. Historical costs are estimated by deflating current costs using (i) the Producer Price Index (PPI) and (ii) the estimated useful life of the assets as determined by our depreciation studies. The PPI was selected because it closely correlates with the major costs of the items comprising the asset classes. Because of the number of estimates inherent in the depreciation and retirement processes and because it is impossible to precisely estimate each of these variables until a group of property is completely retired, we continually monitor the estimated service lives of our assets and the accumulated depreciation associated with each asset class to ensure our depreciation rates are appropriate.
For retirements of depreciable asset classes that do not occur in the normal course of business, a gain or loss may be recognized in operating expense if the retirement meets each of the following conditions: (i) is unusual, (ii) is material in amount, and (iii) varies significantly from the retirement profile identified through our depreciation studies. During the three fiscal years presented, no (material) gains or losses were recognized due to the retirement of depreciable assets. The disposals of land and non-rail property ~~as well as significant premature retirements~~ are recorded as gains or losses at the time of their occurrence.

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When the Company purchases an asset, all costs necessary to make the asset ready for its intended use are capitalized. The Company self-constructs portions of its track structure and rebuilds certain classes of rolling stock. Expenditures that significantly increase asset values or extend useful lives are capitalized. In addition to direct labor and material, certain indirect costs such as materials, small tools and project supervision are capitalized. Annually, a study is performed for the purpose of identifying indirect costs that clearly relate to capital projects. Costs related to the removal and deconstruction of replaced assets are not included in such studies. From those studies, an overhead application rate is developed. Indirect projects costs are then allocated to capital projects using this overhead application rate. ~~The Company self-constructs portions of its track structure and rebuilds certain classes of rolling stock. Expenditures that significantly increase asset values or extend useful lives are capitalized. In addition to direct labor and material, certain indirect costs, which relate to supportive functions, are capitalized.~~
~~Repair and maintenance expenditures are charged to operating expense when the work is performed.~~ The Company incurs certain direct labor, contract service and other costs associated with the development and installation of internal-use computer software. Costs for newly developed software or significant enhancements to existing software are typically capitalized. Research, preliminary project, operations, maintenance and training costs are charged to operating expense when the work is performed.
~~Long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the long-lived assets, the carrying value is reduced to the estimated fair value as measured by the discounted cash flows.~~
Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or at the fair value of the leased asset at the inception of the lease. Amortization expense is computed using the straight-line method over the shorter of the estimated useful lives of the asset or the period of the related lease.
Leasehold improvements that meet capitalization criteria are capitalized and amortized on a straight-line basis over the lesser of their estimated useful lives or the remaining lease term. Cash flows for capitalized leasehold improvements are reported in the investing activities other, net line of the Consolidated Statements of Cash Flows.
Long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the long-lived assets, the carrying value is reduced to the estimated fair value as measured by the discounted cash flows.

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